FEMSA Completes Accelerated Share Repurchase Agreement, and Announces New Agreement

Monterrey, Mexico, March 23, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) today announces the completion of the derivative instrument known as accelerated share repurchase (“ASR”) that was first announced in December 2025. The Company repurchased a total of approximately 2.5 million American Depositary Shares (“ADSs”) [1] of the Company at an average price of $104.41 per ADS, for a total amount of USD $260 million, with the final settlement and delivery expected on March 23 and 24, 2026.

Additionally, the Company today announces that it has entered a new ASR with a different financial institution in the United States of America to repurchase the Company’s shares through the acquisition of ADSs. Under the terms of this new ASR agreement. FEMSA has agreed to repurchase from such financial institution an aggregate amount of up to USD $300 million of its ADSs. The ASR contemplates an initial delivery of 591,774 ADSs on March 2026.

The total number of shares ultimately repurchased under the new ASR agreement will be based on the daily volume-weighted average price of the Company’s ADSs during the term of the agreement, less a discount. The final settlement of the new ASR agreement is expected to be completed in the second quarter of 2026.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

[1] ADS underlying units consist of FEMSA’s BD Units, each representing one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 23, 2026	| Page 1